CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001-1696 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Mr. Justin Dobbie, Esq.

Mr. John Dana Brown, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

June 21, 2024

Re:	iShares® Ethereum Trust ETF Amendment No. 1 to Registration Statement on Form S-1 Filed May 29, 2024 File No. 333-275583

Dear Messrs. Dobbie and Brown:

On behalf of our client, iShares Ethereum Trust ETF (formerly known as iShares Ethereum Trust) (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 14, 2024 (the “Comment Letter”) in connection with the Trust’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on May 29, 2024. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

In response to the Staff’s comment, please find the proposed fact sheet attached hereto as Exhibit A. The attached is an example of the fact sheet content in draft form which omits certain performance and other information that is not yet available as the Trust has not yet commenced operations.

2.	We note that you are registering an indeterminate number of securities in accordance with Rules 456(d) and 457(u). Please update your EDGAR header tags accordingly.

In response to the Staff’s comment, the Trust has confirmed with the Trust’s financial printer that the EDGAR header tags reflect the Trust’s registration of an indeterminate number of securities in accordance with Rules 456(d) and 457(u).

Prospectus Summary, page 1

3.

Please revise the Prospectus Summary to disclose, if true, that the Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement.

In response to the Staff’s comment, the Trust has revised the Prospectus Summary on page 1 of the prospectus to disclose that the Trust, the Sponsor and the Trust's service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement, except with respect to securing the repayment of Trade Credits (as defined below). See “The Custodians—The Ether Custodian” and “The Prime Execution Agent and the Trade Credit Lender—The Prime Execution Agent.”

Trust Objectives, page 2

4.

You state here that the Trust will not employ its ether in actions where any portion of the Trust’s ether becomes subject to the Ethereum proof-of-stake validation or is used to earn additional ether or generate income or other earnings and, accordingly, will not earn any form of staking rewards, or income of any kind, from staking activities. Please revise to include this disclosure on the prospectus cover page.

In response to the Staff's comment, the Trust has revised the cover page of the prospectus to include the requested disclosure.

The Offering, page 6

5.	We refer to your disclosure in the second paragraph on page 101 regarding the Ether Trading Counterparties. Please revise to include that disclosure in this section. Please also revise to:

●

Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants. Alternatively, clarify, if true, that you are not able to identify any particular Ether Trading Counterparties at this time.

●

Disclose, if known, the material terms of any agreement you have entered into, or will enter into with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparty to participate in cash orders for creations or redemptions.

●	Please also tell us how you expect to update your disclosure and inform investors once the Sponsor has identified and selected particular Ether Trading Counterparties.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 16 and 101 of the prospectus to identify Ether Trading Counterparties with whom the Sponsor has entered into an agreement, to disclose the material terms of the agreements entered into with the Ether Trading Counterparties, and any affiliation or material relationship, known to the Sponsor, between such Ether Trading Counterparties and any of the Authorized Participants. The Trust supplementally advises the Staff that if additional Ether Trading Counterparties enter into an agreement with the Trust after the effectiveness of the Registration Statement, the Trust will identify those Ether Trading Counterparties in a prospectus supplement and/or its periodic Exchange Act reports.

A temporary or permanent "fork" could adversely affect the value of the Shares, page 28

6.

Please revise to provide an example of the impact that hard forks have had on crypto assets, including quantitative information regarding the price of the impacted crypto asset immediately before and after the fork.

In response to the Staff’s comment, the Trust has revised the disclosure on page 31 of the prospectus to add quantitative information regarding the price of the impacted crypto assets immediately before and after the fork.

An investment in the Shares deviates from a direct investment in ether, page 44

7.

Please add a separately-captioned risk factor addressing the fact that the trust will not stake the ether it holds, so an investment in the trust’s shares will not realize the economic benefits of staking.

In response to the Staff’s comment, the Trust has revised the disclosure on page 44 of the prospectus to add a separately captioned risk factor to address the fact that the Trust will not stake the ether it holds.

Overview of the Ethereum Industry, page 77

8.	Please revise to add a discussion of the spot ether markets and ether futures markets. Also please revise to include a discussion of the regulation of ether futures and government oversight.

In response to the Staff’s comment, the Trust has revised the disclosure on page 81 of the prospectus to add a discussion of the spot ether markets and ether futures markets. Additionally, the Trust has revised the disclosure on page 87 of the prospectus to include a discussion of the regulation and government oversight of ether futures.

Net Asset Value, page 89

9.	Please revise to disclose the criteria the Sponsor will use to determine that CF Benchmarks Index is unreliable as the Index and therefore determines not to use the CF Benchmarks Index as the Index.

In response to the Staff’s comment, the Trust has revised the disclosure on page 90 of the prospectus to disclose the criteria the Sponsor will use to determine whether the CF Benchmarks Index is unreliable as the Index.

The Ether Custodian, page 118

10.

You state that the Ether Custodian’s aggregate liability in respect of each cold storage address shall not exceed $100 million. Please revise to disclose whether or not your agreement with the Ether custodian limits the size of each storage address to $100 million.

In response to the Staff's comment, the Trust has revised the disclosure on page 120 of the prospectus to clarify the processes in place at the Ether Custodian designed to manage the Trust’s Vault Balance to limit the size of each storage address to $100 million.

Seed Capital Investor, page 135

11.

Please describe in greater detail how the proceeds from the sale of the Seed Creation Baskets will be converted to ether, including any costs or transaction fees payable by the Trust associated with such conversion.

In response to the Staff’s comment, the Trust has revised the disclosure on page 135 of the prospectus to further detail how the proceeds from the sale of the Seed Creation Baskets will be converted to ether.

Conflicts of Interest, page 137

12.

We note that the Prime Execution Agent is an affiliate of the Ether Custodian. Please revise to describe the potential conflicts of interest associated with such an arrangement and the impact it may have on the price of ether when the Prime Execution Agent sells the trust's ether.

In response to the Staff’s comment, the Trust supplementally advises the Staff that the potential conflict of interest associated with the Prime Execution Agent being an affiliate of the Ether Custodian is disclosed in the second paragraph on page 122 and the last paragraph on page 125 of the prospectus under the caption “The Prime Execution Agent and the Trade Credit Lender—The Prime Execution Agent.” Additionally, the Trust has revised the disclosure on page 138 of the prospectus to include a summary of the potential conflicts of interest discussed in the section reference above.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Etherial Edetan, Clifford Chance US LLP

Exhibit A

ETHA

iShares Ethereum Trust ETF

Fact Sheet as of [QE Date]

iShares by BLACKROCK®

The iShares Ethereum Trust ETF seeks to reflect generally the performance of the price of ether.

The iShares Ethereum Trust ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

WHY ETHA?

1. **Access**: ETHA enables investors to access the Ethereum network's native token, ether, within a traditional brokerage account.
2. **Convenience**: ETHA can help remove operational burdens associated with holding ether directly, as well as potentially high trading costs and tax reporting complexities.
3. **Integrated technology**: ETHA is managed by the world's largest asset manager and leverages a multi-year technology integration developed with Coinbase Prime, the world's largest institutional digital asset custodian.[1]

GROWTH OF HYPOTHETICAL 10,000 USD SINCE INCEPTION

60,000
40,000
20,000
10,000
0
Growth
Placeholder –
To be updated upon launch
01/05 01/07 01/09 01/11 01/13 01/15 01/17 01/19 01/21 01/23 01/25
Fund
Benchmark

The Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Trust expenses, including Sponsor fees and other expenses were deducted.

PERFORMANCE

	1 Year	3 Year	5 Year	10 Year	Since Inception
NAV	TBD	TBD	TBD	TBD	TBD
Market Price	TBD	TBD	TBD	TBD	TBD
Benchmark	TBD	TBD	TBD	TBD	TBD

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.

The Market Price returns were calculated using the market close price of ETHA. The returns shown do not represent the returns you would receive if you traded shares at a specific time.

KEY DETAILS

Fund Launch Date	[Inception Date]
Benchmark	CF Benchmarks BRRNY
Net Assets	$0
Sponsor Fee	TBD
Beta vs. S&P 500 (3y)	TBD
Standard Deviation (3yrs)	TBD

Ticker	ETHA
CUSIP	46438R105
Exchange	Nasdaq

Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market.

DRAFT

1. BlackRock is the world's largest asset manager by AUM, managing $10.5T as of March 31, 2024. Coinbase Prime is a full-service prime broker of Coinbase, Inc. which is an affiliate of the iShares Ethereum Trust ETF custodian with $171B in institutional assets under custody as of March 31, 2024.

Want to learn more? www.iShares.com www.blackrockblog.com

@iShares

iShares Ethereum Trust ETF ("Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737. Investing involves risk, including possible loss of principal.

The iShares Ethereum Trust ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. Investing involves risk, including possible loss of principal. An investment in the Trust may be deemed speculative and is not intended as a complete investment program. An investment in Shares should be considered only by persons financially able to maintain their investment and who can bear the risk of total loss associated with an investment in the Trust.

Investing in digital assets, such as Ether, involves significant risks due to their extreme price volatility and the potential for loss, theft, or compromise of private keys. The value of the shares is closely tied to acceptance, industry developments, and governance changes, making them susceptible to market sentiment. Digital assets represent a new and rapidly evolving industry, and the value of the Shares depends on the acceptance of Ether. Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network's ability to grow and respond to challenges Investing in the Trust comes with risks that could impact the Trust's share value, including large-scale sales by major investors, security threats like breaches and hacking, negative sentiment among speculators, and competition from central bank digital currencies and financial initiatives using blockchain technology. A disruption of the internet or a digital asset network, such as the Ethereum network, would affect the ability to transfer digital assets, including Ether, and, consequently, would impact their value. There can be no assurance that security procedures designed to protect the Trust's assets will actually work as designed or prove to be successful in safeguarding the Trust's assets against all possible sources of theft, loss or damage.

Ether Spot Prices provided by CME CF Ethereum Reference Rate – New York Variant for the Ethereum – U.S. Dollar trading pair ("CF Benchmarks Index"). No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. The Index has a limited history, the Index price could fail to track the global Ether price, and a failure of the Index price could adversely affect the value of the Shares. The Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor.

The amount of Ethereum represented by shares of the Trust will decrease over the life of the Trust due to sales of Ethereum necessary to pay the sponsor's fee and trust expenses. Without increases in the price of Ethereum sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust's Ethereum will result in losses to investors. The value of the shares of the Trust will be adversely affected if Ethereum owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the "Sponsor"). BlackRock Investments, LLC ("BRIL"), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc. Although shares of the Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large, aggregated units called "Baskets". Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets. The Sponsor is not responsible for losses incurred due to loss, theft, destruction, or compromise of the trust's Ether. The Trust's ether custodian is Coinbase Custody Trust Company, LLC, which is not affiliated with BlackRock, Inc.

Index returns are for illustrative purposes only. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

© 2024 BlackRock, Inc. or its affiliates. All rights reserved. **iSHARES** and **BLACKROCK** are trademarks of BlackRock, Inc. or its affiliates. All other trademarks are those of their respective owners.

FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800 ISHARES (1-800-474-2737)

Not FDIC Insured - No Bank Guarantee - May Lose Value

497028

BLACKROCK®